Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

CCO HOLDINGS, LLC AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

						Six Months
	Year Ended December 31,					Ended June 30,

	2000	2001	2002	2003	2004	2004	2005

Earnings
Income (loss) before Minority Interest, Income Taxes and Cumulative Effects of Accounting Change	$(1,727)	$(1,838)	$(4,946)	$72	$(2,555)	$(33)	$(122)
Fixed Charges	649	531	519	507	567	261	327

Total Earnings	$(1,078)	$(1,307)	$(4,427)	$579	$(1,988)	$228	$205

Fixed Charges
Interest Expense	$638	$517	$502	$488	$539	$249	$311
Amortization of Debt Costs	6	8	10	12	21	9	13
Interest Element of Rentals	5	6	7	7	7	3	3

Total Fixed Charges	$649	$531	$519	$507	$567	$261	$327

Ratio of Earnings to Fixed Charges(1)	—	—	—	1.14	—	—	—

(1)	Earnings for the years ended December 31, 2000, 2001, 2002 and 2004 and for the six months ended June 30, 2004 and 2005 were insufficient to cover fixed charges by $1,727, $1,838, $4,946, $2,555, $33 and $122 respectively. As a result of such deficiencies, the ratios are not presented above.